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                                EXHIBIT 25

                                                 October 25,1996


Fellow Circon Shareholder:

     I am writing to update you on recent developments at Circon and to let you know that we are proceeding with our strategic plan to build value for Circon shareholders.

POSITIVE FINANCIAL RESULTS

     This morning we reported our financial results for the third quarter of 1996. Sales for the U.S. sales force in the third quarter were $30 million, up 5% from the second quarter 1996 and the highest of any quarter since the merger with Cabot in August of 1995. Total sales for the third quarter were $38.4, up 3.5% from the previous quarter but down 9% from the all time high third quarter in 1995.

     Operating income for the third quarter was $2.4 million, up 145% from the second quarter. Earnings per share from operations, excluding certain unusual non-recurring charges related to the hostile tender offer, were $0.07 for the third quarter compared to break-even earnings from operations for the second quarter.

     We are very pleased with the sequential growth of our sales on a quarter to quarter basis and believe this is indicative of an improving trend. Management is focused on the goal of continuing this growth into the fourth quarter and 1997.

THE RE-ORIENTATION OF OUR SALES FORCE IS PROCEEDING

     The merger of Circon and Cabot created the opportunity for each member of our combined sales force to sell more products to fewer customers in a smaller territory and thereby, over time, to become significantly more productive. This required a substantial and time-consuming reorganization and retraining of our sales force. Sales declined during the post-merger period, but now are increasing. We have focused on our sales force issues and developed strategies to get back on track. With our positive third quarter results, we are now seeing the early signs of recovery as the sales force becomes better oriented to its new environment.

NEW PRODUCTS AND NEW MARKETS

     Research and development has always been a priority at Circon. We intend to remain at the forefront of technological development for minimally invasive surgery. Third quarter R&D expenditures were up 11% over 1995 and were 8% of sales. In the next several months, we will be introducing an ultrasonic lithotripter, a urodynamic system (OM-4), a microlaparoscopy system, a flexible ureteroscope, a small-diameter (2.4 mm) diagnostic hysteroscope, and a number of other new or improved endoscopes, laparoscopes, light sources, instruments and disposable products.

     I am enclosing a gynecology new product leaflet, distributed at the recent American Association of Gynecological Laparoscopy meeting in Chicago, where our products were well received.

     Many other new and innovative products are in our pipeline for introduction in the latter part of next year. Technological leadership is central to our future growth and profitability, and we have high hopes for our new products.

     We also continue to add new customers and expand our direct sales efforts. We recently concluded a multi-year agreement to supply endoscopic equipment to Tenet Healthcare. Tenet is the second largest proprietary healthcare company in the U.S. with 342 hospitals and acute care facilities. Last month we established a subsidiary and a direct sales force in France to help grow our international sales.


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WE ARE CONTINUING TO MANAGE OUR COSTS

     Cost savings not only contribute directly to the bottom line, they help us to be price-competitive in the very cost-conscious healthcare marketplace. We are committed to continual re-evaluation of all aspects of our cost structure. This month, we will complete the closure of our Langhorne, Pennsylvania, facility, which will generate significant savings in 1997 and beyond. We also expect to benefit in 1997 from several other cost reduction initiatives many of which are already underway.

THE BOARD UNANIMOUSLY REJECTED THE OFFER IN FAVOR OF THE COMPANY'S PLAN

     As you are aware, in August the Board of Directors of Circon unanimously rejected U.S. Surgical's unsolicited offer and urged shareholders not to tender their shares. The Board recognized that U.S. Surgical is trying to take advantage of a dip in Circon's stock price to capture the value and potential of Circon for themselves. After thoroughly studying the offer and consulting with advisors, the Board determined that the best means for providing value to Circon shareholders is to pursue its strategic plan and not to put the Company up for sale.

     Since that time, U.S. Surgical has twice extended its offer, and commenced litigation in an effort to force us to sell them the Company for a price that is clearly inadequate. We are not intimidated by their tactics and are confident the court will side with us on these issues.

     We sent you a Solicitation/Recommendation Statement (Schedule 14D-9) in August which describes the considerations that went into the Board of Director's decision to reject the offer. If you did not receive this, or would like another copy, please call Nancy Leonard at (805)685-5100.

     I urge you to carefully consider the 14D-9 and the following factors:

     - The major market share held by Circon in the urology and gynecology markets and the significant growth rates that an independent market research group is predicting for those markets in the years ahead.

     - The cost savings and growth impact of the Cabot merger which the Company expects to realize from programs already in progress and planned for the coming year.

     - The demonstrated ability of Circon's management team to generate value through strategic acquisitions like the Cabot merger. For example, in 1986 Circon acquired ACMI, a struggling company nearly five times Circon's size, and proceeded to achieve major synergies and stock price appreciation for its shareholders.

     - The historical trading price of the Company stock. The offer of $18.00 per share is actually a 23% discount from the highest closing price of the stock during the nine month period preceding the offer.

     - The investment banking firm of Bear Stearns, experts in these matters, concluded that the financial consideration offered by U.S. Surgical is inadequate from a financial point of view to the Circon shareholders.

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CIRCON'S STRATEGIC VALUE

     In addition, the Board recognizes the unique strategic position of Circon. Circon is one of the few companies in the world designing, manufacturing, and marketing high performance endoscopic systems to multiple medical specialties on a global basis. Through an unrelenting dedication to building the best quality products available, Circon, according to independent market reports, has captured the largest share of the U.S. urology endoscope market and established itself as a leading supplier of advanced gynecology products in the U.S. and abroad.

     The addition of the Cabot product line allows us immediate penetration of the urological stent, laparoscopic suction-irrigation and related markets. Circon has the largest urology/gynecology sales force in the U.S. and a sizable installed base that provide a solid platform for us to expand existing product lines and enter new markets.

DO NOT BE MISLED BY U.S. SURGICAL

     U.S. Surgical still only owns 1,000,100 shares or roughly 7.9% of Circon. By comparison, I am the largest Circon shareholder owning roughly 11% of the Company. U.S. Surgical has not actually purchased the "tendered shares" and can withdraw its offer prior to acceptance and payment of the shares at any time.

     In addition, we never said that we would reap the benefits of the Cabot merger overnight as U.S. Surgical has suggested. Mergers take time. The good news is that the hardest part is behind us and we are now poised to capitalize on the synergies and other opportunities available to us as a result of the merger and the implementation of our strategic plan. If the Board accepted this offer, Circon shareholders would be "cashed-out" and deprived of this value.

IN CONCLUSION

     Circon has a strategic plan that is working. Our prospects remain excellent as we evolve into a more powerful and efficient organization. Our Board has concluded that our shareholders will benefit far more from the realization of our plan than if we accept U.S. Surgical's opportunistic offer. Judge for yourself. Review the fundamentals underlying our strategic plan that appear on the first four pages of our 1995 Annual Report and keep a close eye on our quarterly financial reports.

     I appreciate the support we have received from our shareholders and urge those others of you who have tendered shares to U.S. Surgical to consider withdrawing the shares. By rejecting the opportunistic offer of U.S. Surgical, we have the best chance of truly maximizing the value of an investment in Circon. Give the Circon team time to finish the job it began last year. I think you will be glad that you did.

                                      Sincerely,

                                      CIRCON CORPORATION



                                      RICHARD A. AUHLL
                                      President
                                      Chairman of the Board

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